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                                                                      EXHIBIT 21

                          UNITED STATES DISTRICT COURT
                          SOUTHERN DISTRICT OF FLORIDA


        --------------------------------------
        JOEL L. LOPATE and KAY LOPATE,
        individually and on behalf of all
        others similarly situated,                   Case No. 98-0168

                                                     CIV-MORENO

                     Plaintiffs,

                                                     AMENDED

                                    - V. -           CLASS ACTION

                                                     COMPLAINT

        R. KIRK LANDON, GERALD N. GASTON,
        NICHOLAS A. BUONICONTI, ARMANDO M.
        CODINA, PETER DOLARA, BERNARD P.
        KNOTH, JAMES F. JORDEN, DARYL L.
        JONES, EUGENE M. MATALENE, JR.,
        ALBERT H. NAHMAD, NICHOLAS J. ST.
        GEORGE, ROBERT C. STRAUSS, GEORGE
        E. WILLIAMSON, II, AMERICAN BANKERS
        INSURANCE GROUP, INC., AMERICAN
        INTERNATIONAL GROUP, INC., and
        AIGF, INC.,


                               Defendants.

        -------------------------------------

                  Plaintiffs allege, upon information and belief except as to paragraph 1, which is alleged on knowledge, as follows:

                                   THE PARTIES

         1. Plaintiffs Joel L. Lopate and Kay Lopate were at all times relevant hereto the owners of shares of common stock of American Bankers Insurance Group, Inc. ("American Bankers" or the "Company").

         2. American Bankers is a Florida corporation with its principal executive offices located in Miami, Florida. American Bankers shares are traded on the New York
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Stock Exchange under the symbol "ABI". As of December 31, 1997, there were approximately 20.8 million shares of American Bankers common stock outstanding held by approximately 1,532 shareholders of record.

         3. Defendant R. Kirk Landon ("Landon") is and was at all relevant times Chairman of the Board of the Company, and was formerly the Chief Executive Officer of the Company.

         4. Defendant Gerald N. Gaston ("Gaston") is and was at all relevant times Vice Chairman of the Board of the Company. Gaston has been President of the Company since 1980 and Chief Executive Officer since 1996.

         5. Defendants Nicholas A. Buoniconti, Armando M. Codina, Peter Dolara, Bernard P. Knoth, James F. Jorden, Daryl L. Jones, Eugene M. Matalene, Jr., Albert H. Nahmad, Nicholas J. St. George, Robert C. Strauss, and George E. Williamson, II are directors of the Company (collectively with Landon and Gaston said Defendants will be referred to as the "Individual Defendants").

         6. Defendant American International Group, Inc. ("AIG") is a Delaware corporation with its principal executive offices in New York, New York. AIG is a holding company engaged primarily in the general and life insurance businesses both in the United States and abroad. AIG is controlled by its Chairman, Maurice
R. Greenberg.

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         7. Defendant AIGF, Inc. ("AIGF") is a Florida corporation wholly owned by AIG. Pursuant to a merger agreement signed by American Bankers, AIG and AIGF in December 1997 (the "AIG Merger Agreement"), AIG is to acquire American Bankers through a merger of American Bankers into AIGF, with AIGF to be the surviving corporation in the merger.

                             JURISDICTION AND VENUE

         8. The claims asserted herein arise under Sections 14(a) and 14(e) of the Exchange Act, 15 U.S.C. Section 78n, and the rules and regulations promulgated thereunder by the Securities and Exchange Commission (the "SEC"), and the laws of the State of Florida. This Court has jurisdiction over this action pursuant to Section 27 of the Exchange Act, 15 U.S.C. Section 78aa; 28 U.S.C. Section 1331 (federal question); and 28 U.S.C. Section 1367 (supplemental jurisdiction).

         9. This Court has jurisdiction over this action. American Bankers is located and does business in Florida; moreover, many of the acts described herein occurred in this District.

         10. Venue is proper in this District pursuant to Section 27 of the Exchange Act and 28 U.S.C. Section 1391(b). The claims asserted herein arose in this District, and the acts and transactions complained of have occurred, are occurring, and unless enjoined, will continue to occur in this District.

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                         CLASS REPRESENTATION ALLEGATIONS

         11. Plaintiffs bring this action pursuant to Rule 23(a) and Rule 23(b)(3) of the Federal Rules of Civil Procedure on their own behalf, and on behalf of all other shareholders of American Bankers as of January 27, 1998, and their successors in interest. Excluded from the Class are Defendants, and any person or other entity related to or affiliated with Defendants.

         12. The Class satisfies the requirements of Rule 23(a) -- numerosity, commonality, typicality, and adequacy -- and Rule 23(b)(3) -- predominance and superiority -- for the reasons set forth below.

         13. This action is properly maintainable as a class action for the following reasons:

                  (a) The Class is so numerous that joinder of all members is impracticable. As of December 31, 1997, there were approximately 1,532 holders of record of American Bankers common stock, which stock trades on the New York Stock Exchange.

                  (b) Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

                  (c) There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual class member. The common questions include, inter alia, the following:

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                           (i) Whether defendants have engaged and are
continuing to engage in a plan and scheme to benefit themselves at the expense of the members of the Class;

                           (ii) Whether defendants violated the federal
securities laws;

                           (iii) Whether the Individual Defendants, as officers
and/or directors of the Company have fulfilled, and are capable of fulfilling, their fiduciary duties to plaintiffs and the other members of the Class, including their duties of loyalty, due care and candor;

                           (iv) Whether the defendants have disclosed all
material facts in connection with the challenged transaction; and

                           (v) Whether plaintiffs and the other members of the
Class would be irreparably damaged were defendants not enjoined from the conduct described herein;

                  (d) The claims of plaintiffs are typical of the claims of the other members of the Class in that all members of the Class will be damaged by defendants' actions.

                  (e) Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Plaintiffs are adequate representatives of the Class.

                  (f) A class action is superior to any other method available for the fair and efficient adjudication of this controversy since it would be impractical and

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undesirable for each of the members of the Class, who has suffered or will suffer damages, to bring separate actions.

                  14. Moreover, defendants have acted and will continue to act on grounds generally applicable to the Class, thereby making appropriate final injunctive or corresponding declaratory relief with respect to the Class as a whole.

                             SUBSTANTIVE ALLEGATIONS

         15. American Bankers is a specialty insurer providing primarily credit-related insurance products in the U.S. and Canada as well as in Latin America, the Caribbean and the United Kingdom. The majority of the Company's gross collected premiums are derived from credit-related insurance products sold through financial institutions and other entities which provide consumer financing as a regular part of their businesses.

         16. On December 22, 1997, American Bankers and AIG jointly announced that American Bankers was to be purchased by AIG for $2.2 billion in stock and cash, equivalent to $47 a share ("the AIG Merger Agreement") with AIGF to be the surviving corporation in the merger.

         17. This offer represented a 6.2% premium over American Bankers' share price the prior trading day.

         18. As part of the AIG Merger Agreement, American Bankers shareholders would receive cash only in certain


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circumstances and cash would be paid only to those shareholders requesting it.

         19. Also as part of the AIG Merger Agreement, the Individual Defendants agreed to be barred from talking to other bidders for 120 days after the agreement (the "120-day provision").

         20. Undisclosed in the AIG Merger Agreement was the fact that American Bankers had received repeated overtures over the past several years from Cendant Corporation ("Cendant"), formed by the merger of CUC International and HFS.

         21. John H. Fullmer, Cendant's Executive Vice President and Chief Marketing Officer, and representatives of the Company, including Gerald N. Gaston, the Company's Vice Chairman, President and Chief Executive Officer, met on various occasions to discuss possible strategic marketing alliances.

         22. At a meeting held in May 1997, Mr. Fullmer and Mr. Gaston met and discussed Cendant's interest in acquiring the Company and the existence of certain financial issues relating to a possible combination.

         23. In the summer of 1997, a merger was pending between CUC and HFS, now Cendant. Representatives of HFS separately identified the Company as a possible acquisition candidate. Their mutual interest in the Company was

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scheduled to be pursued following completion of the CUC-HFS merger.

         24. Throughout much of 1997, American Bankers held negotiations for a possible transaction with AIG.

         25. On December 3, 1997, a significant shareholder of the Company indicated to a Senior Vice President of what is now Cendant that it believed American Bankers was considering a sale transaction. This information was conveyed to Mr. Fullmer, who attempted on several occasions to contact Mr. Gaston to inquire as to its validity.

         26. Mr. Fullmer ultimately spoke with Mr. Gaston in mid-December 1997 and described the merger of CUC and HFS which created Cendant and emphasized that the resulting size and scale of Cendant had eliminated the financial issues relating to an acquisition of the Company which they had previously discussed. Mr. Fullmer inquired whether the Company was actively engaged in discussions relating to an acquisition, and indicated that, if the Company was so engaged, representatives of his company would like to meet immediately with the Company's representatives to discuss its strong interest in exploring such a transaction.

         27. In response to Mr. Gaston's assurances that the Company was not actively engaged in acquisition discussions, Mr. Fullmer agreed to forward to Mr. Gaston information regarding Cendant and to contact Mr. Gaston to

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schedule a meeting in early January, 1998 to discuss a possible acquisition transaction.

         28. However, on December 22, 1997, the Company and AIG announced that they had entered into the AIG Merger Agreement and that certain stockholders of the Company had entered into the Voting Agreement with AIG. It was then contemplated by the parties that the AIG Merger would be finalized prior to April, 1998.

         29. In connection with the execution of the AIG Merger Agreement, the Company and AIG entered into an option agreement (the "AIG Lockup Option Agreement") pursuant to which the Company granted to AIG an option (the "AIG Lockup Option"), exercisable in certain events, to purchase up to approximately 8,265,626 common shares (which represented 19.9% of the outstanding number of common shares at the time the AIG Lockup Option Agreement was entered into) at an exercise price of $47.00 per common share, subject to adjustment as set forth therein.

         30. Also as part of the AIG Merger Agreement, the Company agreed to a provision which provides that the Company and its subsidiaries, officers, directors, employees, agents and representatives will not, directly or indirectly, (i) initiate, solicit, encourage, or otherwise facilitate any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving, or

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any purchase of 15% or more of the assets or any equity securities of, the
Company or any of its subsidiaries (an "Acquisition Proposal"), or (ii) engage in any negotiations concerning, provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal, until after 120 days have elapsed since the date of the AIG Merger Agreement (the "120-day provision").

         31. The AIG Merger Agreement provides that under certain circumstances in which the AIG Merger Agreement is terminated, the Company will have an obligation to pay a cash fee of $66 million to AIG (the "AIG Termination Fee"). However, pursuant to the terms of the AIG Lockup Option Agreement, AIG's total profit under the AIG Lockup Option Agreement (including the amount of the AIG Termination Fee) is limited to $66 million.

         32. In connection with the execution of the AIG Merger Agreement, AIG entered into a Voting Agreement (the "AIG Voting Agreement") with R. Kirk Landon, Chairman of the Board of the Company, and Gerald N. Gaston, Vice Chairman, President and Chief Executive Officer of the Company, pursuant to which Messrs. Landon and Gaston agreed (i) to vote the approximately 8.25% of the outstanding Company shares beneficially owned by them (A) in favor of adopting the AIG Merger Agreement and approving the proposed AIG

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Merger and (B) against any action or proposal that would compete with or could serve to materially interfere with, delay, discourage, adverse affect or inhibit the timely consummation of the proposed AIG Merger, and (ii) upon request, to grant to AIG an irrevocable proxy with respect to such common shares.

         33. American Bankers has a shareholder rights plan, commonly known as a "poison pill" to deter unsolicited bids for the Company. Pursuant to the poison pill, each share of American Bankers common stock also has a detachable right, which is triggered upon the announcement of an acquisition proposal such as the Cendant offer, described herein, and distributed and non-redeemable 10 days thereafter. Thus, if the rights are not redeemed by American Bankers' Board of Directors, all rightsholders would receive additional shares of the Company's stock at a 50% discount, making any unwelcome takeover of American Bankers prohibitively more expensive.

         34. In the AIG Merger Agreement, American Bankers has agreed to extend the poison pill (scheduled to expire on March 10, 1998) or adopt a new poison pill at AIG's request. However, in connection with the Cendant offer, American Bankers did not initially agree to take action to prevent the poison pill from impeding the Cendant offer. Absent an amendment to the redemption of the poison pill, the rights would have become non-redeemable on or about February 17,

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1998, or prior to the American Bankers' shareholder meetings scheduled in early
March, 1998. On February 5, 1998, Company's Board of Directors amended the poison pill to extend the distribution date of the rights so that it will not occur until such date as the Individual Defendants may determine.

         35. On January 27, 1998, Cendant Corporation commenced a tender offer of $2.41 billion for American Bankers or $58 a share ("Cendant offer").

         36. The Cendant offer represents a premium of $11 (in excess of 23%) over the value of the AIG Merger, and is demonstrably superior to the AIG Merger.

         37. Cendant indicated it was making the tender offer because the AIG Merger Agreement entered by defendants barred defendants from talking to other bidders for 120 days after the agreement.

         38. Cendant indicated that the "120 days" provision raised questions about whether the AIG Merger Agreement was in the best interests of American Bankers shareholders.

         39. In response to whether Cendant might raise its offer, Henry Silverman, Chief Executive Officer of Cendant, responded that Cendant's offer is "flexible."

         40. On the day that Cendant launched its tender offer, January 27, 1998, AIG issued a press release announcing that it had given American Bankers notice of its

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intention to exercise the Lock-Up Option to acquire 19.9% of the outstanding shares of American Bankers at $47 per share (the "Lock Up Press Release"). The consummation of AIG's purchase of these shares pursuant to the Lock-Up Option is subject to applicable regulatory approvals.

         41. On February 5, 1998, the Company's Board met to consider the Cendant offer and what position the Company should take with respect to that offer. As acknowledged in the Company's schedule 14D-9 solicitation/recommendation statement filed on or about February 6, 1998 ("14D-9"), the Individual Defendants failed to obtain information necessary to enable them to make an informed decision on whether or not to recommend that Company shareholders accept the Cendant offer. The Individual Defendants blamed their inability to obtain material information on the "120 days" provision contained in the AIG merger Agreement.
Specifically, the 14D-9 states as follows;

         . . . because of the provisions of the AIG Merger Agreement which prohibit the Company from engaging in negotiations with or having discussions with Cendant concerning the Cendant Offer, as well as the lack of certain information which the Company expects will be disclosed in the regulatory process, the Board of Directors has been unable to assess several aspects of the Cendant offer.

These "aspects" included Cendant's allegedly high level of financial leverage; its proposed business plans for the Company; its experience in owning and operating insurance companies; its ability to provide license facilities outside

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of the United States to permit international distribution of the company's products; its ability to realize certain synergies; whether increased revenues projected by Cendant require additional capital infusions, its plans with respect to intercompany transactions with the Company's insurance subsidiaries involving intercompany royalties and fees; the potential reaction of the Company's producers and reinsurers to Cendant; and the alleged potential volatility of the Cendant common stock.

         42. Thus, in the 14D-9, the Individual Defendants, directors of American Bankers, admit that they lack material information necessary for them to fulfill their legal obligation to advise company shareholders as to what position they should take regarding the Cendant offer, and that this failure to make an informed decision is caused in material part by their agreeing to the 120 day provision in the AIG Merger Agreement.

         43. Despite making no recommendation with respect to the Cendant offer, the Individual Defendants persist in promoting the AIG Merger Agreement in the 14D-9. As noted therein, the Board of Directors "continue[d] to believe that the transaction contemplated . . . by the [AIG Merger] Agreement . . . represents a more attractive alternative than operating on a stand-alone basis . . . . "

         44. Prior to the dissemination of the 14D-9, on January 30, 1998, the SEC declared effective defendants'

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joint proxy statement and prospectus to, inter alia, solicit proxies to be voted in favor of the AIG Merger Agreement at Special Meetings of the Company's preferred and common shareholders, scheduled to be held March 4 and March 6, 1998, respectively (the "Proxy Statement").

         45. The Proxy Statement is replete with materially false and misleading information, including;

                  (a) The Proxy Statement states that it expects the AIG Merger to close in March, 1998. Even if this is considered an opinion, such a statement of opinion would be required to have a reasonable basis. In fact, defendants have no such reasonable basis, given that AIG has not completed various state - required regulatory processes.

                  (b) In the Proxy Statement, defendants laud the "expense savings" that would enure in the AIG Merger, which savings are not detailed nor do defendants disclose that it is likely American Bankers personnel will be terminated.

                  (c) The fairness opinion rendered by American Bankers' investment advisor, Salomon Smith Barney, speaks as of December 21, 1997, prior to the commencement of the Cendant offer. That opinion must be reevaluated in light of the substantially higher offer, a fact not disclosed in the Proxy Statement.

                  (d) The Proxy Statement indicates that American Bankers management prepared "revised" internal

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projections that contained lower estimates of revenue and income which were provided to Salomon Smith Barney but fails to disclose i) the extent to which Salomon Smith Barney relied on the lower "revised" projections in its analyses;
ii) the effect on the ranges of values attributed to the valuation methodologies employed by Salomon Smith Barney; and iii) whether the $47 per share AIG Merger price would fall within or outside those ranges of values and the effect on the fairness opinion had the original and higher projections been used.

         (e) The Proxy Statement also fails to include information admitted by the Individual Defendants in the 14D-9 to be material. As noted above, the Board of Directors on February 5, 1998 decided to make no recommendation regarding the Cendant offer because they lacked information regarding Cendant, which information is clearly material and necessary to be disclosed to Company shareholders in order for them to determine whether or not to vote in favor of the AIG Merger Agreement. This includes information relating to Cendant alleged relatively high level of financial leverage; its proposed business plans for the Company; its experience in owning and operating insurance companies; its ability to provide license facilities outside the United States to permit international distribution of the Company's products; its ability to realize certain synergies; whether increased revenue levels

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projected by Cendant require additional capital infusions; its plan with respect to intercompany transactions with the Company's insurance subsidiaries involving intercompany royalties and fees; the potential reaction of the Company's producers and reinsurers to Cendant; and the alleged volatility of Cendant's stock.

         46. Defendants have not disclosed the reasons for the preferential treatment afforded AIG, nor do they disclose why they failed to continue their discussions with Cendant.

                             FIRST CLAIM FOR RELIEF
                           (BREACH OF FIDUCIARY DUTY)


         47. Plaintiffs repeat and reallege the preceding paragraphs as if fully set forth herein.

         48. Having decided to seek a transaction in which all of American Bankers shares would be acquired, the director defendants' fiduciary responsibilities require them to take all steps reasonably calculated to achieve the highest value obtainable for American Bankers shares.

         49. By failing to conduct discussions with Cendant after being advised of its desire to negotiate, by negotiating solely with AIG, without attempting to determine the true value of American Bankers, and entering the AIG Merger Agreement, Lock-up Option, the 120-day provision, the Termination Fee, the poison pill, and the Voting Agreement, by failing to take steps to utilize the poison pill in an effort to maximize shareholders' value, by failing to obtain


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an updated fairness opinion, and by failing to act in an informed manner in responding to the Cendant offer and in issuing the 14D-9, defendants' breached their fiduciary obligations and violated their duty to act with due care and in a disinterested manner, and in maximize shareholder value.

                             SECOND CLAIM FOR RELIEF

                      (BREACH OF FIDUCIARY DUTY OF CANDOR)

         50. Plaintiffs repeat and reallege the preceding paragraphs as if fully set forth herein.

         51. Defendants have failed to disclose the reasons for failing to consider, solicit, and/or entertain Cendant's offer, and have failed to disclose the matters referred to in paragraph 45 above.

         52. Defendants' aforesaid conduct is a breach of their fiduciary duties as such information is material and/or necessary for Class members to have in order to make an informed decision on the AIG Merger Agreement.

         53. By reason of their positions, Defendants were in possession of material inside information not disclosed to the investing public concerning American Bankers, and the process by which Cendant was spurned and AIG welcomed, which facts were misrepresented, in violation of defendants' fiduciary obligations.

         54. As a result of the foregoing, the defendants have breached and/or aided and abetted breaches of fiduciary duties owed to American Bankers and its stockholders.

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                             THIRD CLAIM FOR RELIEF

                       (FOR VIOLATIONS OF SECTION 14(a) OF
                       THE EXCHANGE ACT AND THE RULES AND
           REGULATIONS PROMULGATED THEREUNDER AGAINST ALL DEFENDANTS)

         55. Plaintiffs repeat and reallege the preceding paragraphs as if fully set forth hereof.

         56. Section 14(a) of the Exchange Act provides that no person may make a solicitation of any proxies in contravention of such rules and regulations as the SEC may prescribe for the protection of shareholders.

         57. Rule 14a-9 promulgated pursuant to Section 14(a) of the Exchange Act prohibits any person making a solicitation by means of a written or oral communication containing a false or misleading statement with respect to any material fact, or which omits to state any material fact necessary to make the statements made not false or misleading.

         58. The Proxy Statement is materially false and misleading the manner referred to in paragraph 45 above, all in violation of Section 14(a) and Rule 14a-9 promulgated thereunder.

         59. Plaintiffs have no adequate remedy at law.

                             FOURTH CLAIM FOR RELIEF

                       (FOR VIOLATIONS OF SECTION 14(e) OF
                       THE EXCHANGE ACT AND THE RULES AND
           REGULATIONS PROMULGATED THEREUNDER AGAINST ALL DEFENDANTS)

         60. Plaintiffs repeat and reallege the preceding paragraphs as if fully set forth herein.

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         61. Section 14 (e) of the Exchange Act prohibits any person from making any untrue statement of material fact or omitting to state any material fact necessary to make the statements made not misleading, or from engaging in any fraudulent, deceptive or manipulative acts in connection with any tender offer or any solicitation of shareholders in opposition to a tender offer.

         62. The Proxy Statement is materially misleading, as alleged above, in violation of Section 14(e) of the Exchange Act.

         63. The misrepresentations in the Proxy Statement were made by American Bankers and AIG with knowledge of their false and misleading nature in order to dissuade American Bankers shareholders from accepting the Cendant proposal and to coerce them into voting in favor of the AIG Merger.

         64. Plaintiffs have no adequate remedy at law.

         WHEREFORE, plaintiffs demand judgment as follows:

         l. Declaring this to be a proper class action and;

         2. Ordering defendants to carry out their fiduciary duties to plaintiffs and the other members of the Class, including the duties of care, loyalty, and candor by among other things: (i) ordering defendants to conduct a market check; (ii) consider all bona fide third party

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offers; and (iii) ordering defendants to act in an informed manner in responding to the Cendant offer.

         3. Granting preliminary and permanent injunctive relief against the consummation of the AIG Merger as described herein;

         4. in the event the AIG Merger is consummated, rescinding the transaction effected by defendants and awarding rescissionary damages;

         5. Ordering defendants, jointly and severally, to pay to plaintiffs and to other members of the Class all damages suffered and to be suffered by them as the result of the acts and transactions alleged herein;

         6. Declaring null and void the AIG Merger Agreement, the 120-day provision, the Lockup Option, the Termination Fee and the AIG Voting Agreement each as described herein;

         7. Ordering defendants to redeem the poison pill in favor of the Cendant proposal, or taking such other steps with respect to the poison pill to maximize shareholder value;

         8. Ordering defendants to obtain an updated fairness opinion;

         9. Compelling defendants to make full disclosure of all material information;

         l0. Awarding plaintiffs the costs and disbursements of the action, including a reasonable

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allowance for plaintiffs' attorney's fees and experts' fees; and

         11. Granting such other and further relief as this Court may deem to be just and proper.

                                   JURY DEMAND

         Plaintiffs demand a trial by jury on all issues so triable as a matter of right.

Dated:         February 9, 1998

                                     Respectfully submitted,

                                     Counsel for Plaintiffs

                                     GOODKIND LABATON RUDOFF & SUCHAROW LLP
                                     200 South Biscayne Blvd.
                                     Suite 2100
                                     Miami, Florida 33131
                                     Telephone: (305) 579-1260
                                     Facsimile: (305) 579-1229

                                     BY: /s/ Emily C. Komlossy
                                         ----------------------------------
                                          Emily C. Komlossy
                                              Florida Bar No. 007714
                                          Peter H. Rachman
                                              Florida Bar No. 977756

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